VOIP Talk, Inc.
3411 Avenue L
  Brooklyn, NY 11210

April 3, 2008

VIA EDGAR

April 3, 2008
Mr. Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	VOIP Talk, Inc.
Registration Statement Filed on Form S-1
Filed March 13, 2008
File No. 333-149681

Dear Mr. Shuman:

This letter is being sent in response to the Securities and Exchange Commission comment letter dated March 24, 2008 (the “Comment Letter”) with respect to the registration statement filed by VOIP Talk, Inc. (the “Company”) on Form S-1 on March 13, 2008.  Set forth below is the Company’s response to the Comment Letter, with the Staff’s comment set out immediately preceding the Company’s response.  In addition, following the Company’s response to the Comment Letter, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests acceleration of the above reference registration statement to 12:30 p.m. on April 9, 2008, or as soon thereafter as possible.

Amendments to Registration Statement

Undertakings, page II-3

1.
As it appears the company has chosen to comply with the disclosure requirements of Regulation S-B, please furnish the undertakings required by Item 512 of Regulation S-B.  Specifically, please furnish the undertaking required by Item 512(g)(2).

The Company has revised the Registration Statement in accordance with the Staff’s comment and has included the undertaking required by Item 512(g)(2) on page II-3 of Amendment No. 1 to the Registration Statement on Form S-1.  A mark copy of the changes to such Registration Statement has been filed herewith.

Request for Effectiveness of Registration Statement

    Pursuant to Rule 461 under the Securities Act, the Company hereby requests acceleration of the above reference Registration Statement to 12:30 p.m. on April 9, 2008, or as soon thereafter as possible.  We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above referenced Registration Statement.

    We acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;
(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	The Company may not assert the declaration of the effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

VOIP TALK, INC.

By:	/s/ Alex Brecher
Alex Brecher
President and Chief Executive Offiicer

cc:           William M. Holbrook, Esq. (via facsimile)
Michael F. Johnson, Esq. (via facsimile)